FOR IMMEDIATE RELEASE

            UNITED RENTALS REPORTS STRONG FIRST QUARTER RESULTS
                      SAME-STORE REVENUE INCREASES 26%
 CONTINUES TENDER OFFER FOR SHARES OF RENTAL SERVICE CORP. AT $22.75 PER SHARE

 GREENWICH, CT, APRIL 27, 1999 - United Rentals, Inc. (NYSE:URI) today announced financial results for the first quarter ended March 31, 1999. Revenues for the quarter were $392.3 million, a 129% increase over the $171.1 million reported for the first quarter of 1998. On a same-store basis, revenues increased approximately 26%. EBITDA for the quarter was $127.8 million, compared to $51.0 million in the year ago quarter. Net income for the first quarter was $16.2 million, a 142% increase over the $6.7 million reported in the same period last year. Diluted earnings per share were $0.18, a 64% increase from the $0.11 reported in the first quarter of 1998. The weighted average number of fully diluted shares during the first quarter was 90.9 million shares, compared to 63.5 million shares a year ago.

      For the first quarter of 1999, rental revenues comprised 73.5% of total revenues, sales of used equipment comprised 9.2%, and sales of new equipment and merchandise comprised 17.3%. This compares to rental revenues of 74.0%, sales of used equipment of 9.4% and sales of new equipment and merchandise of 16.6% in the same period last year.

     Bradley Jacobs, chairman and chief executive officer, said, "Our operations in the quarter benefited from continued strong internal growth in all of our regions. We continued our focus on operating fundamentals -- increasing margins, and efficiently integrating and optimizing the companies we acquire. Among other things, we further consolidated back-office functions throughout the Company, and achieved additional favorable purchase discounts with equipment suppliers as a result of our increased purchasing power."

     In the first quarter, the Company acquired 17 companies with approximately $110 million in combined annual revenues, all of which have been previously announced. The Company today announced that it has acquired 10 additional companies with approximately $30 million in combined annual revenues. The companies acquired were A&B Tool and Equipment Rental, Inc. (with two locations in Alaska), ABZ Equipment, Inc. (two locations in Arizona), Alban Equipment Company (one location in
 Ohio), Connecticut Drill Rod and Supply, Inc. (one location in Connecticut), Koral Equipment Company, Inc. (one location in Massachusetts), Minneapolis Equipment Company, Inc. (one location in Minnesota), Purves Ritchie Equipment, Ltd. (five locations in British Columbia, Canada), Southern Equipment Company, Inc. (one location in Louisiana), Stephan's Tool Rental & Sales, Inc. (three locations in Alaska) and West Georgia Rents, Inc. (two locations in Georgia). These companies were acquired for approximately 4.0 times trailing adjusted EBITDA on an aggregate basis. The Company's present letter of intent backlog consists of 31 companies, with 75 locations and combined annual revenues of approximately $260 million.

      Mr. Jacobs also commented on the Company's $22.75 per share all cash tender offer for all of the shares of Rental Service Corporation (NYSE:RSV) on terms announced on April 5, 1999. The Hart-Scott-Rodino waiting period for this offering has expired.

      Mr. Jacobs said, "The choice for Rental Service stockholders is clear:
 United Rentals' all cash $22.75 per share offer, or surrendering control to NationsRent, Inc. (NYSE:NRI) with no premium. Our offer represents a premium of approximately 32% over the $17.25 closing price of Rental Service shares immediately prior to the announcement of our offer. We disagree with the accretion and value estimates that have been disseminated by Rental Service. We are disciplined buyers and will not overpay."

     United Rentals said that it is continuing its litigation to invalidate the termination fee and lock up option which the Rental Service board built into the NationsRent merger agreement to inhibit competing offers. The Company expects shortly to actively solicit consents from Rental Service stockholders to remove the current board of directors and replace them with a new slate of directors nominated by United Rentals.

     United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its present network of 482 locations in 41 states, Canada and Mexico. The Company's 1998 annual report is available on the Company's web site at www.unitedrentals.com.

      Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such a "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The Company's business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) a downturn in construction and industrial activity could lead to a decrease in demand for the Company's equipment, (2) the prices the Company is required to pay for acquisitions could increase, (3) the cost or difficulty of integrating the businesses that the Company acquires may be greater than expected, (4) the Company may not realize expected cost savings, synergies, revenues and earnings from its acquisitions, including its proposed transaction with Rental Service Corporation, (5) the Company cannot be certain that it will always have access to the additional capital that it may require for its growth strategy or that its cost of capital will not increase, (6) companies that United Rentals acquires could have undiscovered liabilities and (7) the Company is highly dependent on the services of its senior management. These risks and uncertainties, as well as others, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rental Service Corporation. Such offer is made solely by the Offer to Purchase dated April 5, 1999 of United Rentals, Inc. and UR Acquisition Corporation and the related Letter of Transmittal. In addition, this press release should not be construed to constitute a solicitation of proxies for any meeting of the stockholders of Rental Service, nor should this press release be construed to constitute a solicitation of any consent. Any such solicitation which United Rentals or any affiliate thereof might make would be made only pursuant to separate proxy or consent materials prepared and filed with the Securities and Exchange Commission in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

                                    ###

 Investor contact:                       Media contact:
 Robert Miner                            Fred Bratman or Tracy Williams
 United Rentals                          Sard Verbinnen & Co.
 Phone: 203-622-3131                     Phone: 212-687-8080
 Fax: 203-622-6080                       Fax: 212-687-8344
 E-mail: bminer@ur.com                   E-mail: fbratman@sardverb.com
                                         or twilliams@sardverb.com


                      -- financial tables attached --



                            UNITED RENTALS, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)
                       (000's, except per share data)

                                             Three months        Three months
                                                    ended               ended
                                           March 31, 1999   March 31, 1998(a)
     Revenues:
     Equipment rentals                           $288,385            $126,611
     Sales of rental equipment                     35,943              16,048
     Sales of new equipment,
     merchandise and other revenues                67,981              28,482
     Total revenues                               392,309             171,141

     Cost of revenues:
     Cost of equipment rentals,
       excluding depreciation                     125,819              63,196
     Depreciation of rental
       equipment                                   59,113              29,280
     Cost of rental equipment sales                20,842               8,014
     Cost of new equipment
       and merchandise sales and
       other operating costs                       52,544              22,740
     Total cost of revenues                       258,318             123,230

     Gross profit                                 133,991              47,911

     Selling, general and
       administrative expenses                     65,260              26,154
     Non-rental depreciation
       and amortization                            12,170               5,496

     Operating income                              56,561              16,261
     Interest expense                              29,248               5,787
     Other (income) expense, net                    (206)               (796)
     Income before provision
       for income taxes                            27,519              11,270

     Provision for income taxes                    11,294               4,566

     Net income                                   $16,225             $ 6,704

     Diluted earnings per share                     $0.18               $0.11

     Weighted average diluted
     shares outstanding                            90,941              63,532

     (a) Restated to reflect the poolings-of-interests with U.S. Rentals, Inc. and Rental Tools and Equipment Co.